UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42925

BOYD GROUP SERVICES INC.

(Translation of registrant’s name into English)

1745 Ellice Avenue, Unit C1

Winnipeg, Manitoba, Canada R3H 1A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Management’s Discussion & Analysis and the Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2025 included on pages 4 to 30 and 31 to 50, respectively, of the Interim Report to Shareholders contained in Exhibit 99.1 to this report are incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-291143).

Exhibits

Exhibit No.	Description

99.1	Interim Report to Shareholders for the Third Quarter and Nine Months Ended September 30, 2025
99.2	Chief Executive Officer Certification of Interim Filings, dated November 12, 2025
99.3	Chief Financial Officer Certification of Interim Filings, dated November 12, 2025
99.4	Press Release dated November 12, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOYD GROUP SERVICES INC.

By:	/s/ Jeff Murray
	Name:	Jeff Murray
	Title:	Executive Vice-President & Chief Financial Officer

Date: November 12, 2025